Consolidated Financial Statement

 Second Quarter Report

August 31, 2005

(Unaudited – Prepared by Management)

SHAREHOLDER LETTER

Bradford Cooke, Chairman and CEO of Endeavour Silver Corp. (“Endeavour”) (EDR:TSXV, EJD:FSE), provides shareholders with the following overview of the Company.

Silver production from the Guanacevi Project (including the Santa Cruz property, the old Santa Cruz mine, the new North Porvenir mine and the Guanacevi process plant) in Durango, Mexico, rose sharply in the second full quarter (fiscal Q2 ended August 31, 2005) since earning its 51% option interest in January 2005. Silver production rose 144% to 294,750 oz in fiscal Q2, 2005 compared to fiscal Q1, 2005, and increased 192% compared to the three months ended May 31, 2004 when the mine and plant were still privately owned. Endeavour anticipates an additional 19% increase in monthly output to 116,667 oz. silver over the next two months. Production growth will slow this quarter due to the next phase of capital investment in the mine and plant.

Endeavour plans to add more underground haul trucks to increase haulage capacity and will increase ground support as operating stopes grow. Maintenance down time is also scheduled for one of the ball mills, in order to improve grind size, silver recovery and production.

On a month to month basis, silver production from the Guanacevi Project averaged 21,392 oz per month in the 9 months ended September 30, 2004 and increased to 35,921 oz per month from October 2004 to February 2005 as a direct result of the discovery and development of the new North Porvenir ore-body. Production rose again to 40,483 oz per month in fiscal Q1, 2005, notwithstanding the temporary closures of the North Porvenir and Santa Cruz mines during the quarter to allow for accelerated mine development. Bringing the new North Porvenir mine back online allowed the monthly production to average 98,333 oz silver per month in fiscal Q2, 2005 August 31, 2005. The increase in fiscal Q2, 2005 silver production compared to fiscal Q1, 2005 is attributable to a jump in daily mine output from 229 tonnes per day to 304 tonnes per day, most of which came from the new North Porvenir mine. In fiscal Q2, 2005 North Porvenir produced 17,626 tonnes grading 580 gpt (18.7 opt) silver and 0.88 gpt gold (0.03 opt). Precious metal recoveries averaged 74%. Endeavour also produced 378 oz gold during fiscal Q2, 2005, bringing the production on a silver equivalent basis to 317,417 oz Ag eq. However, the sale of by-product gold, lead, zinc and copper are treated as credits against cash costs.

Endeavour has changed its year-end from February 28 to December 31, and its current transition fiscal year end is for the ten months ending December 31, 2005.

In fiscal Q1, 2005, cash operating costs were approximately US $7.50 per oz silver but these costs fell to US$ 4.70 per oz silver in fiscal Q2, 2005 as mine output rose. For the year, cash costs are expected to average about US$ 4.60 per oz silver.

Godfrey Walton, President, stated, “With the new North Porvenir mine development working in fiscal Q2, 2005 we were able to successfully focus on opening up three new stopes for production. We anticipate the aggressive growth of both production and resources will continue through year-end and over the next two years.”

In January 2004, Endeavour entered into an option agreement to purchase up to 100% of the Guanacevi Project for US$ 7 million in cash payments plus US$ 1 million in exploration and development expenses. By January 2005, the Company had paid the initial US$ 3 million, invested the minimum US$ 1 million and earned a 51% option interest as the new owner/operator until January 2006. Endeavour has the option to retain its 51% interest by paying US $1.0 million in January 2006 and to purchase the remaining 49% by paying US $1.5 million in January 2007 and another US$1.5 million in January 2008. However, Endeavour has the right to recover 100% of the project cash-flows until all of its capital investments plus 9% interest are paid back.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the exploration, development and operation of the Guanacevi Project.

On Behalf Of The Board Of Directors

ENDEAVOUR SILVER CORP.

/s/ Bradford J. Cooke
Bradford J. Cooke	October 28, 2005
Chairman and CEO

Notice to Readers of the Interim Unaudited Consolidated Financial Statements
For the Six Months Ended August 31, 2005

The interim unaudited consolidated financial statements of Endeavour Silver Corp. (the “Company”) for the six months ended August 31, 2005 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2005 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of Canadian dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

		August 31,	February 28,
	Notes	2005	2005
		(Unaudited)	(Audited)
ASSETS

CURRENT
Cash and cash equivalents		$780,940	$4,957,883
Receivables		1,273,559	700,569
Prepaids and advances		90,825	13,644
Due from related party	7(a)	2,984,004	365,285
		5,129,328	6,037,381

NON-CURRENT
Buildings and equipment	3	218,464	101,700
Mineral properties	4	6,860,387	5,106,919
		7,078,851	5,208,619
		$12,208,179	$11,246,000

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$792,501	$411,562

SHAREHOLDERS' EQUITY

Share capital	5(a)	18,887,011	16,708,303
Contributed surplus	5(b)	2,247,315	1,664,230
Deficit		(9,718,648)	(7,538,095)
		11,415,678	10,834,438
		$12,208,179	$11,246,000

Nature of operations	1
Commitments and contingencies	4
Subsequent events	5(d) and 9

Refer to accompanying notes to the unaudited consolidated financial statements.

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepaid by Management)
(expressed in Canadian dollars)

		Three Months Ended August 31,		Six Months Ended August 31,
	Notes	2005	2004	2005	2004

EXPENSES
Accounting and legal		$59,852	$61,478	$135,845	$108,106
Amortization		57,198	-	57,198	-
Employees and directors remuneration		77,085	72,580	220,781	107,070
Foreign exchange		89,011	71,706	191,251	57,835
Management and consulting		27,790	47,074	66,406	90,201
Office and sundry	7(b)	44,476	23,080	117,678	38,247
Regulatory		64,961	12,609	68,257	17,861
Shareholder relations		90,310	42,455	149,830	72,804
Stock-based compensation	5(c)	-	-	628,815	673,200
Travel		10,882	14,601	32,255	32,524
Loss before the undernoted		(521,565)	(345,583)	(1,668,316)	(1,197,848)

Loss from ore and ore processing, net	4(b)	(520,599)	-	(534,124)	-
Interest income		18,565	24,381	21,887	37,212
Property investigations		-	(59,689)	-	(256,965)
Write-off of mineral properties		-	(22,004)	-	(43,573)

LOSS FOR THE PERIOD		(1,023,599)	(402,895)	(2,180,553)	(1,461,174)
Deficit, beginning of the period		(8,695,049)	(6,030,892)	(7,538,095)	(4,972,613)

DEFICIT, END OF PERIOD		$(9,718,648)	$(6,433,787)	$(9,718,648)	$(6,433,787)

Basic and diluted loss per share		$(0.05)	$(0.02)	$(0.10)	$(0.09)

Weighted average number of shares outstanding		21,642,581	18,081,475	21,348,567	16,112,827

Refer to accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

	Three Months Ended August 31,		Six Months Ended August 31,
	2005	2004	2005	2004

CASH PROVIDED FROM (USED FOR):

OPERATIONS
Loss for the period	$(1,023,599)	$(402,896)	$(2,180,553)	$(1,461,174)
Items not affecting cash:
Amortization	57,198	-	57,198	-
Stock-based compensation	-	-	628,815	673,200
Write-off of mineral properties	-	22,004	-	43,573
	(966,401)	(380,892)	(1,494,540)	(744,401)
Net changes in non-cash working capital items:
Receivables	(321,043)	(151,791)	(572,990)	(351,131)
Prepaids and advances	152,150	-	(77,181)	1,401
Due from (to) related parties	-	(37,577)	-	(37,577)
Accounts payable and accrued liabilities	(435,176)	(68,379)	380,939	27,888
	(1,570,470)	(638,639)	(1,763,772)	(1,103,820)

FINANCING
Loan receivable	-	17,640	-	(459,550)
Issuance of common shares, net of issue costs	25,500	11,635	402,978	9,281,687
	25,500	29,275	402,978	8,822,137

INVESTMENTS
Acquisition of buildings and equipment	(147,220)	-	(173,962)	-
Acquisition and exploration of mineral properties	1,270,420	27,268	(23,468)	(14,476)
Loan receivable from Minera Santa Cruz	(1,784,681)	-	(2,618,719)	-
Advance for acquisition	-	33,524	-	(1,180,176)
	(661,481)	60,792	(2,816,149)	(1,194,652)

NET CASH (OUTFLOWS) INFLOWS	(2,206,451)	(548,572)	(4,176,943)	6,523,665
CASH AND CASH EQUIVALENTS, BEGIN OF PERIOD	2,987,391	7,615,105	4,957,883	542,868
CASH AND CASH EQUIVALENTS, END OF PERIOD	$780,940	$7,066,533	$780,940	$7,066,533

Supplemental disclosure with respect to cash flows (Note 6)

Refer to accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia on March 11, 1981 and its principal business activities are the acquisition, exploration and development of mineral properties.

The Company has acquired interests in mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At August 31, 2005, the Company had a working capital of $4,336,827, which will not be sufficient to meet its planned business objectives. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. The Company has financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations to fund its operations. However, there can be no assurances that the Company will continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

	(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

	(c)	Buildings and equipment

Buildings and equipment are recorded at cost and amortized using the declining balance method at rates varying from 10% to 30% annually.

	(d)	Mineral properties

Amounts shown as mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures and equipment which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including administrative overhead, are expensed as incurred.

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Mineral properties (continued)

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production will be amortized using the units of production basis.

(e)	Share capital

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

(f)	Stock-based compensation

The Company has a share option plan which is described in Note 5(c). The Company records all stock-based compensation for options granted on or after March 1, 2003 using the fair value method.

Effective March 1, 2003, in connection with amendments to the Canadian Institute of Chartered Accountants Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, the Company changed its method of measuring stock-based compensation associated with stock options granted to employees from the settlement method to the fair value method. Options granted to non-employees in fiscal 2003 were accounted for using the fair value method. Prior to fiscal 2003, all stock-based compensation was accounted for using the settlement method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Asset retirement obligations

During the year ended February 28, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long- lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(h)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti- dilutive.

(i)	Foreign currency translation

The Company uses the Canadian dollar as its reporting currency, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

• Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

• Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. It is not practicable to determine the fair values of amounts due from related parties due to their related party nature and the absence of a secondary market for such instruments.

(l)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	BUILDINGS AND EQUIPMENT

	August 31, 2005
		Accumulated	Net book
	Cost	amortization	value
Buildings	$24,039	$1,167	$22,872
Machinery and equipment	115,998	1,006	114,992
Transportation and vehicles	83,310	16,214	67,096
Office equipment	14,847	1,343	13,504
	$238,194	$19,730	$218,464

4.	MINERAL PROPERTIES

At August 31, 2005, the Company’s mineral properties are comprised of properties located in Mexico. Expenditures incurred on mineral properties during the period ended August 31, 2005 are as follows:

	Santa Cruz
	(Mexico)	Total
Acquisition costs:
Balance, February 28, 2005	$3,864,750	$3,864,750
Additions during the period:
Acquisitions	1,539,305	1,539,305
Balance, August 31, 2005	5,404,055	5,404,055

Exploration costs:
Balance, February 28, 2005	1,242,169	1,242,169
Additions during the period:
Consulting	132,850	132,850
Drilling	1,220,446	1,220,446
Field supplies and sundry	17,085	17,085
Geology and engineering	47,519	47,519
Transportation	38,433	38,433
Transfer to Minera Santa Cruz	(1,242,169)	(1,242,169)
Balance, August 31, 2005	1,456,332	1,456,332

Balance, August 31, 2005	$6,860,387	$6,860,387

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

4.	MINERAL PROPERTIES (continued)

(a)	Santa Cruz property and plant (Durango, Mexico)

In May 2004, the Company entered into option agreements to acquire a 100% interest in the producing Santa Cruz silver-gold mine, certain mining concessions and the Guanacevi mineral processing plant, all located in Durango, Mexico.

The option agreement provides that the acquisition of the mine will be accomplished through the acquisition of all the issued and outstanding shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”). The Company will acquire 51% of the outstanding shares of Minera Santa Cruz on completion of initial payments totalling US$1,275,714 by January 28, 2006. To February 28, 2005, the Company made advance payments totalling $1,097,773 (US$852,143). The remaining 49% of the shares of Minera Santa Cruz can be acquired by January 28, 2008 through annual payments totalling US$1,275,716. On exercise of the option and completion of the acquisition, it is anticipated that substantially all of the purchase price of the shares of Minera Santa Cruz will be allocated to the mineral property.

The Company also entered into an option agreement to acquire mining concessions from Minera Santa Cruz for a total cost of US$448,571. Through its subsidiary, Minera Plata Adelante S.A. de C.V. (“Adelante”), the Company will acquire a 51% beneficial ownership interest in the mining concessions by January 28, 2006 on completion of initial payments totalling US$438,571. To February 28, 2005, the Company made advance payments totalling $558,548 (US$428,571) and in April 2005, a further advance payment of US$5,000 was made. The remaining 49% beneficial ownership interest in the mining concessions can be acquired by January 28, 2008 through annual payments totalling US$10,000.

In addition, the Company entered into an option agreement to acquire a processing plant from an unrelated Mexican company for a total cost of US$4,000,000. Through its subsidiary, Refinadora Plata Guanacevi S.A. de C.V. (“Refinadora”), the Company will acquire a 51% beneficial ownership interest in these assets by January 28, 2006 on completion of initial payments totalling US$2,285,715. To February 28, 2005, the Company made advance payments totalling $2,208,429 (US$1,714,286). The remaining 49% beneficial ownership interest in the processing plant can be acquired by January 28, 2008 through annual payments totalling US$1,714,285.

In addition to the above payments, the Company committed to spend US$1,000,000 on exploration and development of the Santa Cruz property on or before May 17, 2005. To February 28, 2005, the Company incurred $1,242,169 and incurred a further $1,293,888 by May 31, 2005, thereby totaling $2,536,057 in exploration and development expenditures.

Pursuant to a May 2004 loan agreement, the Company agreed to loan up to US$425,000 to Minera Santa Cruz for development of an access ramp at the Santa Cruz mine. Any unpaid amounts on the loan as at January 28, 2005 bore interest at 9%, were secured by certain mining concessions held by Minera Santa Cruz, and were to be repaid from the proceeds of certain minerals produced. At February 28, 2005, the loan balance due from Minera Santa Cruz was US$26,921, which included accrued interest of US$1,921, and the loan, including accrued interest, was repaid in full during the three month period ended May 31, 2005. Furthermore, pursuant to the loan agreement, the Company also earned a 25% net profits royalty from ore mined by Minera Santa Cruz from the related mining concessions up to January 28, 2005.

As the above agreements are options, the Company, but not the vendors, has the right to cancel the above agreements at any time. However, if cancellation occurs at any time before January 28, 2006, the Company would forfeit any advance payments already made to the vendors, and would relinquish any rights to the shares of Minera Santa Cruz and the interests in the processing plant and mining concessions.

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

4.	MINERAL PROPERTIES (continued)

(a)	Santa Cruz property and plant (Durango, Mexico) (continued)

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties (the “Santa Cruz Properties”) form part of the producing Santa Cruz silver mine in which the Company already owns a 51% option interest in the exploitation lease and has the option to acquire the remaining 49% interest. This transaction effectively allows the Company’s wholly owned Mexican subsidiary, Adelante, to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles’ wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. (“Capela”). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all milling, processing, shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its entire portfolio of mineral concessions throughout Mexico. On each additional Peñoles property the Company wishes to acquire, a purchase price will be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007 (Notes 5(a) and (d)).

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for US$137,500 of which US$25,000 has been paid and US$12,500 is due on December 30, 2005 and US$100,000 on December 30, 2006.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 has been paid and US$15,000 is due in six months and US$70,000 in 24 months.

(b)	Income from ore and ore processing

Revenues from ore and ore processing are recognized when the price is determinable, metal products are delivered to the buyers (or in the case of ore processing when such services are rendered), title and risk of ownership have transferred to the buyers, and collectability is reasonably assured.

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

4.	MINERAL PROPERTIES (continued)

	(b)	Income from ore and ore processing (continued)

For the six months ended August 31, 2005, income from ore and ore processing is determined as follows:

	Minera
	Santa Cruz (1)	Refinadora (2)	Total

Revenues from ore and ore processing	$2,189,747	$1,402,671
Costs of ore mining and ore processing	(3,059,349)	(1,483,036)
Gross loss	(869,602)	(80,365)
Operating expenses:
Accounting and legal	2,328	-
Consulting	8,622	-
Employee remuneration	64,184	-
Foreign exchange	(9,927)	-
Office and sundry	32,127	-
	(97,334)	-
Loss before allocation of option interest	(966,936)	(80,365)
Allocation of 51% option interest	51%	51%
Loss from 51% option interest	$(493,137)	$(40,986)	$(534,124)

(1)	The Company has earned a 51% option interest in Minera Santa Cruz (Note 4(a)).

(2)	Refinadora has earned a 51% option interest in the ore processing plant (Note 4(a)).

(c)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.	SHARE CAPITAL

	(a)	Authorized and issued

Authorized share capital consists of unlimited common shares without par value. During the year ended February 28, 2005, the Company increased its authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value in connection with the required change from the Company Act (British Columbia) to the new Business Corporations Act (British Columbia).

As at August 31, 2005, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

5.	SHARE CAPITAL (continued)

	(a)	Authorized and issued (continued) Details of shares issued are as follows:

	Number
	of Shares	Amount

Balance, February 28, 2005	20,873,269	$16,708,303
Issued during the period:
For acquisition of mining concessions (Note 4(a))	1,000,000	1,730,000
From exercise of share purchase options	171,000	127,280
For cash from exercise of warrants	201,964	321,428
Balance, August 31, 2005	22,246,233	$18,887,011

(b)	Contributed surplus

Balance at February 28, 2005	$1,664,230
Changes during the period:
Stock-based compensation (Note 5(c))	628,815
Exercise of share purchase options	(45,730)
Balance at August 31, 2005	$2,247,315

(c)	Share purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s stock option plan approved by the Company’s shareholders in fiscal 2004 at exercise prices determined by reference to the market value on the date of the grant. Vesting periods are at the discretion of the Board of Directors but historically, options have vested immediately on the date of grant.

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

5.	SHARE CAPITAL (continued)

	(c)	Share purchase options (continued)

The following table summarizes the status of the Company’s stock option plan as at August 31, 2005, and changes during the six month period then ended on that date:

	Six Months Ended
	August 31, 2005
		Weighted
		average
	Number	exercise
	of Shares	price

Outstanding, beginning of period	1,871,000	$1.33
Granted	339,900	$2.52
Exercised	(171,000)	$0.48
Cancelled	-	-
Outstanding, end of period	2,039,900	$1.60

Options exercisable at period-end	2,039,900

The following tables summarizes information about stock options outstanding at August 31, 2005:

	Options Outstanding and Exercisable
		Weighted
	Number	Average	Weighted
	Outstanding and	Remaining	Average
Price	Exercisable at	Contractual Life	Exercise
Intervals	August 31, 2005	(Number of Years)	Prices

$0.01 - $0.49	20,000	0.3	$0.45
$0.50 - $0.99	260,000	3.4	$0.66
$1.00 - $1.49	200,000	1.2	$1.39
$1.50 - $1.99	1,220,000	4.0	$1.60
$2.50 - $2.99	339,900	4.6	$2.52
	2,039,900	3.7	$1.60

During the six months ended August 31, 2005, the Company recognized stock-based compensation expense of $628,815 based on the fair value of options granted on or after March 1, 2002 that were earned by the provision of services during the period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page 14

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

5.	SHARE CAPITAL (continued)

	(c)	Share purchase options (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Six Months Ended
August 31, 2005

Weighted average fair value of options granted during the period	$1.85

Risk-free interest rate	2.53%
Expected dividend yield	0%
Expected stock price volatility	108%
Expected option life in years	4

(d)	Warrants

At August 31, 2005, the Company had outstanding warrants to purchase an aggregate 6,351,595 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 29, 2005	Issued	Exercised	Expired	August 31, 2005

$0.35	October 6, 2005	775,000	-	(50,000)	-	725,000
$2.00	October 22, 2005	3,467,559	-	(151,964)	-	3,315,595
$2.00	October 28, 2005	248,000	-	-	-	248,000
$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	-	-	1,063,000
$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	-	1,000,000	-	-	1,000,000

		5,553,559	1,000,000	(201,964)	-	6,351,595

Subsequent to August 31, 2005, about 3.4 million common shares were issued from the exercise of warrants which provided proceeds of about $5.7 million.

(e)	Shares reserved for issuance

Number of Shares

Issued and outstanding, August 31, 2005	22,246,233
Stock options	2,039,900
Warrants	6,351,595
Fully diluted, August 31, 2005	30,637,728

Endeavour Silver Corp.	Page 15

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

6.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Six Months Ended
August 31, 2005
Non-cash financing and investing activities:
Common shares issued for acquisition of mining concessions	$1,730,000
Fair value of stock options allocated to shares issued on exercise of stock options	$45,730

Supplemental cash flow information:

Cash paid during the period for:
Interest and financing costs	$-

7.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

(a)

As at August 31, 2005, a total of $2,984,004 was due from Minera Santa Cruz (Note 4(a)). This consists of the net profits royalty on ore mined to January 28, 2005 (Note 4(a)) totalling $222,498, share of losses from ore mined and processed to August 31, 2005 totalling $493,141, and advances to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $3,254,647. The net profits royalty receivable, share of losses from ore mined and processed, and the exploration and mine development advances are unsecured, non-interest bearing and due on demand.

(b) Rent of $9,000 was incurred and paid to a company with certain common directors.

8.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada (Note 4). Segmented disclosures are as follows:

	August 31, 2005
	Canada	Mexico	Total

Cash	$617,654	$163,286	$780,940
Receivables	-	1,273,559	1,273,559
Due from related parties	228,407	2,755,597	2,984,004
Buildings and equipment	-	218,464	218,464
Mineral properties	-	6,860,387	6,860,387

Net loss	(1,221,419)	(959,134)	(2,180,553)

For the six months ended August 31, 2005, substantially all capital expenditures were incurred in Mexico.

Endeavour Silver Corp.	Page 16

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended August 31, 2005
(Unaudited – Prepared by Management)
(expressed in Canadian dollars, unless otherwise noted)

9.	SUBSEQUENT EVENTS

In October 2005, the Company completed a bought deal private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit is comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007. The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants that have the same terms as the warrants in the private placement.

In October 2005, the Company acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5- year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on all costs within one year.

Endeavour Silver Corp.	Page 17

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada V6C 1E1

Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender

OFFICERS	Bradford Cooke ~ Chairman
Godfrey Walton ~ President
Bruce Bried ~ Vice-President, Mining
Michael Rasmussen ~ Vice-President, Exploration
Philip Yee ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ EDR

Frankfurt Stock Exchange
Trading Symbol ~ EJD

Endeavour Silver Corp.	Page 18